MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

                                        March 25, 2015

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 102 to Registration Statement on Form N-1A for MFS Series Trust X ("The Trust") on behalf of MFS Global Bond Fund (the "Fund") (File Nos. 033-01657 and 811-04492)

Ladies and Gentlemen:

On behalf of the Fund, this letter sets forth our responses to your comments of March 11, 2015, on the above-mentioned Post-Effective Amendment to the Registration Statement ("PEA") filed with the Securities and Exchange Commission (the "SEC") on January 27, 2015. The PEA was filed for the purpose of reflecting (i) revisions to the principal investment strategies and (ii) a change to the Fund's fiscal year end (from May 31 to November 30).

General Comments

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced PEA.

Response:	As requested, in connection with the filing of the above-referenced PEA, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
March 25, 2015

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Prospectus Comments

2.	Comment:
Within the "Principal Investment Strategies" section, please clarify that "net assets" for purposes of the 80% name test includes borrowings for investment purposes, as required by Rule 35d-1 under the Investment Act Company Act of 1940, as amended (the "1940 Act").

Response:
To the extent the Fund borrows for investment purposes, the borrowing would be included in the Fund's net assets for purposes of the Fund's 80% investment policy as required by Rule 35d-1.  However, because borrowing for investment purposes is not a principal strategy for the Fund, we do not believe it is necessary to include the technical definition of net assets in the prospectus disclosure for the Fund.  For funds where borrowing for investment purposes is a principal investment strategy of the fund, we would include the requested disclosure.

3.	Comment:
Because the term "bond" is in the Fund's name, please revise the Fund's policy to invest at least 80% of its assets in "debt instruments" to invest at least 80% of its assets in "bonds," pursuant to the requirements of Rule 35d-1. The Fund may then provide a reasonable definition of "bonds."

Response:
Rule 35d-1 of the 1940 Act requires that a fund with a name suggesting that the fund focuses on a particular type of investment have a policy to invest at least 80% of its assets in the particular type of investment suggested by the fund's name. We believe our current policy of investing at least 80% of the Fund's assets in debt instruments complies with Rule 35d-1 because the term "bond" suggests debt instruments of all types. We note that in the 1994 SEC Investment Management Generic Comment Letter (Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, dated February 25, 1994), the SEC staff agreed with this positon by stating:

Securities and Exchange Commission
March 25, 2015

"The staff has traditionally taken the position that, in the case of a fund that uses the term “bond” in its name, at least 65 percent of its total assets should be invested in instruments that include the word “bond” or “debenture.” Upon further consideration, the staff has come to the conclusion that a fund using the term “bond” in its name satisfies the requirements of Section 35(d) of the 1940 Act and Guide 1 to Form N-1A if it invests at least 65 percent of its total assets in debt instruments. The prospectus of such a fund should describe what the fund considers to be a “bond” for purposes of its investment policy."

While the letter was written before the adoption of Rule 35d-1, we believe its analysis at the time under Section 35(d) of the 1940 Act and Guide 1 to Form N-1A is comparable to the analysis under Rule 35d-1. In addition, we believe that complying with the SEC staff's request to revise the Fund's policy to invest at least 80% of its assets in bonds but then define bonds to include debt instruments of all types is equivalent in substance to the Fund's current policy of investing at least 80% of its assets in debt instruments. Forcing the Fund to incur the expense of a mailing to all of its shareholders as would be required under Rule 35d-1 to change its current 80% policy is an unnecessary Fund expense that would not result in any substantive change to the Fund's policy. Therefore, we respectfully decline to revise our disclosure.

4.	Comment:
Within the "Principal Investment Strategies" section, the disclosure states that "MFS primarily invests the [F]und’s assets in investment grade debt instruments, but may also invest in less than investment grade quality debt instruments (lower quality debt instruments)." Please revise the description of "lower quality debt instruments" to include "commonly known as junk bonds."

Response:
We are not aware of any legal requirement to include "commonly known as junk bonds" in investment strategy disclosure relating to "lower quality debt instruments." Please note that the "Credit Risk" paragraph within the "Principal Risks" section of the prospectus includes a reference to "junk bonds" as follows: "Lower quality debt instruments (commonly referred to as “high yield securities” or “junk bonds”)…" Therefore, we respectfully decline to amend this disclosure.

Securities and Exchange Commission
March 25, 2015

5.	Comment:
Please explain how the statement "Certain short term debt instruments may be valued at amortized cost" is consistent with the valuation guidance in the adopting release for the 2014 amendments to Rule 2a-7.

Response:
The 2014 adopting release for the amendments to Rule 2a-7 under the 1940 Act (Investment Company Act Release No. IC-31166 (July 23, 2014)) stated that in addition to money market funds that seek to maintain a stable net asset value per share, other registered investment companies "may, in accordance with Commission guidance, continue to use amortized cost to value debt securities with remaining maturities of 60 days or less if fund directors, in good faith, determine that the fair value of the debt securities is their amortized cost value, unless the particular circumstances warrant otherwise."  Our disclosure states that "certain short term debt instruments may be valued at amortized cost."  We believe this is consistent with the SEC's recent guidance that permits use of amortized cost for debt instruments with remaining maturities of 60 days or less in certain circumstances if the amortized cost value is approximately the same as the value of the security as determined without the use of amortized cost.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

                                        Sincerely,

                                        BRIAN E. LANGENFELD
                                        Brian E. Langenfeld
                                        Assistant Secretary